

August 5, 2011

Via E-Mail
Mr. R. Stephen Armstrong, Executive
  V.P, Treasurer and Chief Financial Officer
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, MN 55120

>   **Re: Patterson Companies, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2011**
>   **Filed June 29, 2011**
>   **File No. 000-20572**

Dear Mr. Armstrong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 33

Critical Accounting Policies and Estimates, page 40

1. We note your disclosure on page 35 that revenue recognized on Webster's consumable sales growth was impacted by changes in distribution from sales under agency agreements to sales under buy-sell agreements. Please expand your revenue recognition discussion to describe the types of distribution agreements and how you determine revenue for each type of agreement. Please provide insight in how management makes estimates under the buy-sell arrangements and your analysis of the variability in the different types of revenue arrangements. Please provide us with an example of your proposed disclosure for future filings.

1. Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 53

2. We note your disclosure that you originated approximately $260 million of equipment finance receivables in the United States. Please expand your revenue recognition policy to discuss the terms and the accounting for the sale of equipment. Please disclose whether you recognize revenue at the present value of the contract and how you account for the earned interest income. See FASB ASC 835-30-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ John Reynolds for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services